L&F Acquisition Corp.
150 North Riverside Plaza, Suite 5200
Chicago, IL 60606

June 15, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Blaise Rhodes, Doug Jones, Jennie Beysolow, Dietrich King

Re:	L&F Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed May 13, 2022
File No. 333-262570

Ladies and Gentlemen:

This letter sets forth responses of L&F Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 8, 2022, with respect to the above-referenced Amendment No. 2 to the Registration Statement on Form S-4 (the “Second Amended Registration Statement”).

The text of the Staff’s comments have been included in this letter for your convenience, and the Company’s responses to the comments have been provided immediately thereafter.

In addition, the Company has revised the Second Amended Registration Statement in response to the Staff’s comments and the Company is concurrently with this letter publicly filing Amendment No. 3 to the Registration Statement (the “Third Amended Registration Statement”), which reflects these revisions. References to page numbers in the Company’s responses to the comments below correspond to the page numbers in the Third Amended Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Third Amended Registration Statement.

Second Amended Registration Statement on Form S-4 Filed May 13, 2022

Unaudited Pro Forma Condensed Combined Financial Information
Scenario 1 Balance Sheet, page 229

1.
Staff’s comment: It appears for the “cash and cash equivalents” line that some of the footnotes may not align with their description in the “Notes to Unaudited Pro Forma Condensed Combined Financial Statements.” For example, the adjustment for (15,000) is footnoted as 5(D) but it appears it should be 5(E), and the adjustment for (7,725) is footnoted as 5(M) but it appears it should be 5(J). Please revise as appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 228 and 239 through 242 accordingly.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Tamar Donikyan at (212) 909-3421 of Kirkland & Ellis LLP.

Sincerely,

/s/ Adam Gerchen
Adam Gerchen
Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler
Tamar Donikyan
Alla Digilova
Kirkland & Ellis LLP